Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 7, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 2, 2025, The Nasdaq Stock Market (the "Exchange") received from Ten-League International Holdings Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary share, par value $0.000025 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi